Adastra Holdings Reports FY2022 Results; Demonstrating A
Second Year of Record Revenue

  Record Q4 2022 gross revenues of $6.8M, increase of 243% from Q4 2021
  Record Q4 2022 gross profit of $2.6M, increase of 274% from Q4 2021
  Record Q4 2022 income before other items of $642K compared to loss before other items of $1.6M in Q4 2021
  Fiscal 2022 gross margin of 46% compared to 35% in fiscal 2021
  Record fiscal 2022 gross revenue of $18.1M, increase of 222% from fiscal 2021
  Record fiscal 2022 gross profit of $6.1M, increase of 214% from fiscal 2021
  Record cash flow from operations of $1.3M in fiscal 2022, compared to a loss from operations of $1.1M in fiscal 2021

LANGLEY, BC, May 2, 2023 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis processor and producer of two top Canadian concentrates brands, with a focus on product innovation and commercialization for adult-use and medical markets, is pleased to report financial results for the fourth quarter and the year ended December 31, 2022.

"Our strong growth is a testament to the resilience and adaptability of our team, as we continue to navigate evolving market dynamics with agility and innovation. Adastra remains committed to delivering value to our shareholders, while executing on our business objectives. Together, we strive for the stars, fuelled by determination, and driven by a shared vision of sustained success," said Michael Forbes, CEO of Adastra.

Key Q4 2022 Financial Highlights

  Gross revenues of $6.8M in Q4 2022, compared to $2.0M in Q4 2021, representing a YoY increase of 243%, demonstrating strong demand for Adastra's cannabis concentrate brands and products.
  Gross profit of $2.6M in Q4 2022, compared to $684K in Q4 2021 and $1.6M for Q3 2022, representing a YoY increase of 274% and QoQ rise of 56%.
  Total operating expenses for Q4 2022 decreased to $1.9M compared to $2.3M for Q4 2021, representing a decrease of 17%.
  Achieved income before other items of $642K in Q4 2022 compared to a loss before other items of $1.6M in Q4 2021.

  The Company had a one-time charge for the impairment of PerceiveMD goodwill for $1.7M due to the Company prioritizing the manufacturing at the Langley facility for recreational products. The Company is currently building a medical portal to unlock the potential of the PerceiveMD operations, by providing patients with a valuable portal for their access to PerceiveMD products that Adastra intends to formulate.
  The Company had a loss on the termination license agreement for $1.5M to exit the exclusivity agreement for the Phyto brand. This is expected to increase sales for the Company going forward as the brand has now become in-house.

Key FY2022 Financial Highlights

  Gross revenues of $18.1M for fiscal 2022 compared to $5.6M for fiscal 2021, representing a 222% increase.
  Gross profit of $6.1M for fiscal 2022, representing a 214% increase compared to fiscal 2021, by using our economies of scale to lower input prices, increase yields of production through innovative process management and adjust our product mix to higher margin products.
  Gross margin of 46% for fiscal 2022 compared to 35% in FY2021.
  Loss before other items of $800K, a decrease of 67% from fiscal 2021, due to sales increasing faster than the operating expenses. This has been achieved by efficiently managing operating costs during fiscal 2022.

Key Q4 2022 and FY2022 Future Looking Corporate and Business Highlights

  In-house brand, Endgame Extracts ranks 3rd, 4th & 5th of the best-selling concentrates in British Columbia, according to Headset 1.
  In Q1 2023 legacy concentrate brand Phyto Extractions was brought back in-house, enabling Adastra to capture 100% of its revenues.
  New SKUs brought to market under Endgame Extracts include infused pre-rolls, infused flower, THCa diamonds & sauce.
  A variety of SKUs and product categories from Adastra's in-house brands are available for sale in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Yukon, Northwest Territories, Nunavut and Nova Scotia, and soon to launch in Newfoundland.
  In Q1 2023 new SKUs for in-house brands were accepted for listing in; Ontario - 19 Alberta - 20, Nova Scotia - 1 and Newfoundland - 1.

Fiscal 2023 Outlook

Fiscal 2022 was a very important milestone for Adastra, as it achieved its first year with positive cash flow from operations. This was accomplished through driving an increase in production and getting shipments out the door. Management expects the Company to continue to experience strong growth into fiscal 2023, while also focusing on cost management. Management is anticipating that if the current trends can be maintained, the Company is much closer to becoming profitable.

CEO Update

"With a record-breaking month of shipments in April, our dedication to meeting market demand is evident," said Michael Forbes, CEO of Adastra. "We are rapidly expanding into Eastern Canada, driven by our commitment to reaching new customers and patients. By actively developing our medical portal, we aim to onboard patients efficiently, unlocking the true value of PerceiveMD. Our relentless pursuit of excellence propels us forward on a path of success and continued growth. Furthermore, through strict adherence to Health Canada requirements and regular license inspections, Adastra is in compliance, and we remain committed to delivering on value."

CFO Update

"Adastra continues to improve processes and find efficiencies to increase growth, lower operating costs and drive the Company to profitability," said Lachlan McLeod, CFO of Adastra. "We have many more improvements to roll out to ensure Adastra can sustain our growth without sacrificing the quality of our products."

Financial Statements & Management's Discussion and Analysis

This press release should be read in conjunction with Adastra's annual financial statements for the three and twelve months ended December 31, 2022, which can be found on Adastra's issuer profile on SEDAR at www.sedar.com.

1 Source: Headset Data, May 1, 2023

About Adastra Holdings Ltd.

Adastra has become one of Canada's leaders in the supply and manufacturing of ethnobotanical and cannabis products for lawful adult-use. It serves medical markets and engages in forward-looking therapeutic applications. With cannabis concentrate products sold through retailers at more than 1,600 locations across Canada, Adastra's Phyto Extractions and Endgame Extracts brands are now well established with a solid distribution presence. As a Health Canada licensed facility, it specializes in extraction, distillation and manufacturing of a range of cannabis-derived products. Adastra partners with healthcare professionals and practitioners within the regulated environment to create products suitable for the medical cannabis market, with the ultimate aim of addressing the needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director

(778) 715-5011

michael@adastraholdings.ca

Alyssa Barry, Media & Investor Relations

(604) 997-0965

ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to: the Company building a medical portal to access PerceiveMD products; the expectation of increased sales following termination of the Phyto license agreement; the expectation of additional markets opening up in Quebec, Nova Scotia and Newfoundland; all statements under the "Fiscal 2023 Outlook" heading; and statements regarding the drive to profitability. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; inability to access financing as and when required on market terms favorable to the Company; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Future Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") including projected 2023 growth and cost management, each of which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the Company's Management Discussion & Analysis. The actual financial results of the Company may vary from the amounts set out or projected herein and such variation may be material. The Company and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI. FOFI contained in this news release was made as of the date hereof and was provided for the purpose of providing further information about the Company's anticipated future business operations on an annual basis. Readers are cautioned that the FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.